United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24811

Sound Federal Bancorp, Inc.
(Exact name of registrant as specified in its charter)

1311 Mamaroneck Avenue
White Plains, New York 10605
(914) 761-3636
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which
a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12g-4(a)(1)(ii) [_] Rule 12g-4(a)(2)(i) [_] Rule 12g-4(a)(2)(ii) [_] Rule 12h-3(b)(1)(i) [_]	Rule 12h-3(b)(1)(ii) [_] Rule 12h-3(b)(2)(i) [_] Rule 12h-3(b)(2)(ii) [_] Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sound Federal Bancorp, Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: July 14, 2006

By: /s/ Ronald E. Hermance, Jr.
Name: Ronald E. Hermance, Jr.
Title:   Chairman, President and
Chief Executive Officer
Company: Hudson City Bancorp, Inc.,
(as  successor to Sound Federal  Bancorp, Inc.)